UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.                 General Identifying Information

1.             Reason fund is applying to deregister (check only one: for descriptions, see Instruction 1 above):

☒         Merger

☐           Liquidation

☐           Abandonment of Registration
(Note:  Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐           Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.               Name of fund:  Castle Convertible Fund, Inc.

3.               Securities and Exchange Commission File No.:  811- 02213

4.               Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒ Initial Application  ☐ Amendment

5.               Address if Principal Executive Office (include No. & Street, City, State, Zip Code):

111 Fifth Avenue

New York, NY 10003

6.               Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Lisa Moss, Esq.

111 Fifth Avenue

New York, NY 10003

Telephone Number: (212) 806-8833

7.               Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rule 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]

Fred Alger Management, Inc.

111 Fifth Avenue

New York, NY 10003

Telephone Number: (212) 806-8833

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.               Classification of fund (check only one):

☒         Management Company;

☐            Unit investment trust; or

☐            Face-amount certificate company

9.               Subclassification if the fund is a management company (check only one):

☐ Open-end  ☒ Closed-end

10.         State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.         Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contract with those advisers have been terminated:

Fred Alger Management, Inc.

111 Fifth Avenue

New York, NY 10003

12.         Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated.

Fred Alger & Company, Incorporated

111 Fifth Avenue

New York, NY 10003

13.         If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.         Is there a UIT registered under the Act that serves as a vehicle for investment in the fund (e.g. an insurance company, separate account)?

☐ Yes  ☒ No

If Yes, for each UIT state:

Name(s):

File No. : 811-

Business Address:

15.         (a)        Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes  ☐ No

If Yes, state the date on which the board vote took place:

May 13, 2008

If No, please explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☒ Yes  ☐ No

If Yes, state the date on which shareholder vote took place:

October 22, 2008

If No, explain:

II.             Distribution to Shareholders

16.       Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes  ☐ No

(a)     If Yes, list the date(s) on which the fund made those distributions:

January 9, 2009

(b)    Were the distributions made on the basis of net assets?

Yes

(c)     Were the distributions made pro rata based on share ownership?

☒ Yes  ☐ No

(d)    If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)     Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes             ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.       Closed-end funds only:
Has the fund issued senior securities?

☐ Yes  ☒ No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.       Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes  ☐ No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder of the fund:

19.       Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes  ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.         Assets and Liabilities

20.       Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes  ☒ No

If Yes,

(a)          Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)         Why has the fund retained the remaining assets?

(c)          Will the remaining assets be invested in securities?

☐ Yes  ☐ No

21.       Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes  ☒ No

If Yes,

(a)          Describe the type and amount of each debt or other liability:

(b)         How does the fund intend to pay these outstanding debts or other liabilities?

IV.        Information About Event(s) Leading to Request for Deregistration

22.         (a) List the expenses incurred in connection with the Merger or Liquidation:

(i)             Legal expenses:

$100,000.00

(ii)          Accounting expenses:

$14,000.00

(iii)       Other expenses (list and identify separately):

Proxy Solicitation Expenses: $6,000.00

(iv)      Total expenses (sum of lines (i) - (iii) above:

$120,000.00

(b) How were those expenses allocated?

Expenses associated with the merger transaction were paid by Fred Alger Management, Inc. as approved by the fund’s Board of Trustees.  This approval was also set forth in the Agreement and Plan of Reorganization, which was approved by the funds’ shareholders.

(c) Who paid those expenses?

Total expenses of the reorganization were borne by Fred Alger Management Inc.

(d) How did the fund pay for unamortized expenses (if any)?

Alger Convertible Fund continues to operate as an accounting entity in the new registrant.  Any unamortized expenses paid by the fund in the old registrant will be expensed by the fund in the new registrant.

23.       Has the fund previously filed an application for an order of the Commission regarding the Merger of Liquidation?

☐ Yes  ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.       Is the fund a party to any litigation or administrative proceeding?

☒ Yes  ☐ No

If Yes, describe the nature of any litigation or proceeding and the position take by the fund in that litigation:

In October 2006, the Manager, the Distributor and Alger Shareholder Services, Inc. entered into a settlement with the Office of the New York State Attorney General, and in January 2007, the Manager and the Distributor entered into a settlement with the Securities and Exchange Commission (the “SEC”) in connection with practices in the mutual fund industry identified as “market timing” and “late trading.” As part of these settlements, without admitting or denying liability, the firms consented to the payment of $30 million to reimburse fund shareholders; a fine of $10 million; and certain other remedial measures including a reduction in management fees of $1 million per year for five years. The $40 million was paid into an SEC Fair Fund for distribution to investors.

On August 31, 2005, the West Virginia Securities Commissioner (the “WVSC”), in an ex parte Summary Order to Cease and Desist and Notice of Right to Hearing, concluded that the Manager and the Distributor had violated the West Virginia Uniform Securities Act (the “WVUSA”), and ordered the Manager and the Distributor to cease and desist from further violations of the WVUSA by engaging in the market-timing-related conduct described in the order. The ex parte order provided notice of their right to a hearing with respect to the violations of law asserted by the WVSC. Other firms unaffiliated with the Manager were served with similar orders. The Manager and the Distributor intend to request a hearing for the purpose of seeking to vacate or modify the order.

In addition, in 2003 and 2004 several purported class actions and shareholder derivative suits were filed against various parties in the mutual fund industry, including the Manager, certain mutual funds managed by the Manager (the “Alger Mutual Funds”), and certain current and former Alger Mutual Fund trustees and officers, alleging wrongful conduct related to market-timing and late-trading by mutual fund shareholders. These cases were transferred to the U.S. District Court of Maryland by the Judicial Panel on Multidistrict Litigation for consolidated pre-trial proceedings under the caption number 1:04-MD-15863 (JFM). After a number of the claims in the Alger lawsuits were dismissed by the court, the Alger-related class and derivative suits were settled in principle, but such settlement remains subject to court approval.  On May, 19, 2010 the court preliminarily approved the settlement of the Alger-related lawsuits, subject to the hearing in due course of objections to the settlement, if any, by former or present shareholders entitled to raise such objections.

25.       Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes  ☒ No

If Yes, describe the nature and extent of those activities:

VI.        Mergers Only

26.         (a)          State the name of the fund surviving the Merger:

Alger Convertible Fund, a series of The Alger Funds

(b)         State the Investment Company Act file number of the fund surviving the Merger:

811- 01355

(c)          If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Registration Number: 333-152891

Investment Company Act File Number: 811-01355

Form: N-14

Filing Date: September 10, 2008

(d)         If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Castle Convertible Fund, Inc., (ii) he or she is the Secretary of Castle Convertible Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

/s/ Hal Liebes
Hal Liebes
Secretary
Castle Convertible Fund, Inc.

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